SEC

24000670

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SEC FILE NUMBER
8-41551

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Elish & Elish, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5049 Edwards Ranch Road, Ste 400
(No. and Street)

Fort Worth	TX	76109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Meyers	(212)668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marcus McCain, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ellsh & Ellsh, Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President/CCO

[signature]
GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172352
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)

Statement of Financial Condition

For the year ended December 31, 2023

With Report of Independent Registered Public Accounting Firm

Contents
For the year ended December 31, 2023

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Elish & Elish, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Elish & Elish, Inc. (d/b/a Peter Elish Investments Securities) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Elish & Elish, Inc. as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Elish & Elish, Inc.'s management. Our responsibility is to express an opinion on Elish & Elish, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Elish & Elish, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Elish & Elish, Inc.'s auditor since 2020.
White Plains, New York
February 27, 2024

Elish & Elish, Inc.

(d/b/a Peter Elish Investments Securities)
Statement of Financial Condition
December 31, 2023

ASSETS	
Cash	$ 2,098,354
Clearing deposits	1,196
Fixed assets - net of accumulated depreciation of $ 4,632	2,817
Other assets	9,786
TOTAL ASSETS	$ 2,112,153
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	33,119
TOTAL LIABILITIES	33,119
Commitments and Contingencies (See Notes 2 & 5)	
Stockholder's Equity	
Common stock - $1 Par value, 1,375,000 shares authorized, issued, outstanding	1,375,000
Additional paid-in-capital	3,688,728
Accumulated deficit	(2,984,694)
STOCKHOLDER'S EQUITY	2,079,034
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,112,153

See accompanying notes to financial statement.

1. Organization and Nature of Business
Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of the state of Pennsylvania. The Company is a full service brokerage and investment management firm. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). On November 20, 2023, the Company was approved to carry customer funds and securities in an omnibus relationship using a clearing broker. As of December 31, 2023, the Company has not yet commenced its business of carrying customer funds nor has it entered into an omnibus relationship with a clearing broker. Currently operations of the Company are limited while the Company builds out its back-office technology and staff.

The Company underwent a change in ownership which was approved by FINRA on July 17, 2020. The Company transferred ownership from MADA Hong Kong, LTD to Doo Financial Holdings US Limited and is now a wholly owned subsidiary of Doo Financial Holdings US Limited ("Doo" or "Parent").

2. Summary of Significant Accounting Policies

Basis of Accounting
The summary of significant accounting policies is presented to assist in understanding this financial statement. The financial statement and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of this financial statement.

Cash
The Company maintains its cash balances with a high credit quality financial institution. Balances at times may exceed federally insured limits.

Use of Estimates
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Clearing Deposits
The Company is associated with Interactive Brokers ("Clearing Brokers"), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreements, the Company is required to provide a clearing deposit with the Clearing Brokers. The deposit is refundable, if, and when, the Company ceases doing business with the Clearing Brokers. Clearing deposits on the Statement of Financial Condition at December 31, 2023 arise from these arrangements.

Income Taxes

The Company is included in the consolidated state income tax returns filed by the Parent. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate federal and state income tax return.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted.

Valuation allowances are established when necessary to reduce deferred tax assets to an amount that in the opinion of management, is more likely than not to be realized.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense.

Lease Accounting

In February of 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the the statement of financial condition the assets and liabilities for leases with lease terms of more than 12 months. The Company had a 12 month lease agreement that expired in June 2022, for an office space in Fort Worth, Texas. The Company extended these terms through December 2023 and is presently leasing month-to-month. The one year agreement required a security deposit of $2,200, which is included in other assets on the Statement of Financial Condition. The Company is obligated to a monthly rent amount of $1,990 under the agreement.

The Company has elected, for all underlying classes of assets, to not recognize Right of Use ("ROU") assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

Fixed Assets
Fixed assets are comprised of computer equipment purchased by the Company for the use of its employees. Depreciation of computer equipment is provided using the straight-line method over management's estimate of useful economic life. The following table explains the balances of fixed assets as of December 31, 2023:

	Useful Life (Years)	Cost	Accumulated Depreciation	Net Fixed Assets
Computer Equipment	3	$ 7,449	$ 4,632	$ 2,817
Total		$ 7,449	$ 4,632	$ 2,817

3. Concentrations of Credit Risk
Pursuant to clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearing broker agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing brokers, monitor collateral on the securities transactions introduced by the Company.

4. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $2,066,431 which was $1,816,431 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was approximately 1.6%.

5. Contingencies
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

6. Liquidity
The Company incurred a loss for the period ended December 31, 2023. The Company's stockholder has represented that he has the requisite resources and intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statement has been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

7. Income Taxes
Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. At December 31, 2023, the Company had a net deferred tax asset before valuation allowance of $522,205. The significant components of the deferred tax asset, as of the Statement of financial condition date, relates primarily to net operating losses, which are offset by a valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred taxes will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. The net operating loss carryforwards created in 2020 and going forward have an unlimited life, but are limited to 80% of the taxable income generated in any given year. As of December 31, 2023, management has determined that it is more likely than not that the Company will not realize its deferred tax assets.

A valuation allowance of $522,205 is recorded as of December 31, 2023. Since December 31, 2022, the valuation allowance increased by $218,482.

At December 31, 2023, the Company has no unrecognized tax benefits.

The Parent's US federal corporate income tax returns for the tax years ending on or after December 31, 2020 remain open to examination.

8. Subsequent Event
The Company has evaluated subsequent events through February 27, 2024, the date that the financial statement was available to be issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.